[Alaska Air Group, Inc. Letterhead]

March 29, 2006

Michael Pressman

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Alaska Air Group, Inc.

Preliminary Proxy Statement on Schedule 14A

File No. 001-08957

Filed March 17, 2006

Dear Mr. Pressman:

Set forth below are responses from Alaska Air Group, Inc. (the “Company”) with respect to the comments in your comment letter dated March 28, 2006 (the “Comment Letter”) addressed to William S. Ayer. Each of your comments is reprinted below in bold and thereunder set forth is our related response. We have also submitted a revised preliminary proxy statement (the “Proxy Statement”) in response to your comment letter.

Notice of Annual Meeting of Stockholders

1.	Please identify the six stockholder proposals.

The Proxy Statement has been revised to reflect your comment. Please see the page entitled “Notice of Annual Meeting of Stockholders.”

What are Broker non-votes?

2.	Please expand your disclosure to briefly explain why the election is not “contested” for purposes of NYSE Rule 452.

The Proxy Statement has been revised to reflect your comments. An explanation of why the election is not “contested” for purposes of NYSE Rule 452 is set forth on page 4 of the Proxy Statement. This is a matter on which the Company and the Challengers agree. The Challenger’s

March 28, 2006

preliminary proxy statement addresses the issue of Rule 452. They have sought advice from the NYSE and have been told that a proxy solicitation is not contested unless “challengers . . . do a mailing to all shareholders who hold their shares beneficially or in street name through banks, brokers or other intermediaries.” The Challenger’s preliminary proxy statement is correct. That preliminary proxy statement indicates that it will not make the required mailing by saying that the proxy statement will be made available only to those who (1) access a website and download the proxy statement, (2) request the proxy statement, or (3) view paper copies of the proxy statement at locations in Brush Prairie, WA or Tucson, AZ. Rather than get into an extended discussion of NYSE rules, we simply referred to the Challenger’s preliminary proxy statement.

Proposal 4, Simple Majority Vote, page 43

3.	Please revise your disclosure here, and elsewhere as appropriate, to delete the statement that you “accept no responsibility” for the proposals you are listing. While you may advise security holders that you are not the author of the proposal, you may not disclaim responsibility for disclosure appearing in your document.

The Proxy Statement has been revised to reflect your comments. Please see pages 43, 45, 47, 49, 51, and 53 of the Proxy Statement.

4.	The shareholder proposal requests that a “simple majority vote apply to the greatest extent possible.” Management’s response indicates that, by board resolution, the bylaws may be amended by a majority vote of stockholders and that the company’s second proposal eliminates the 80% vote requirement. Please expand your disclosure to indicate whether, assuming your second proposal is approved, any other events or actions would require more than a simple majority vote.

The Proxy Statement has been revised to reflect your comments. In particular, page 44 of the Proxy Statements has been revised to include a discussion that the Company would still be governed by Section 203 of the Delaware General Corporation Law. Section 203 provides that, in certain circumstances, there must be an affirmative vote of at least two-thirds of the outstanding voting stock to approve certain business combinations with interested stockholders.

Proposal 6, Majority Vote Standard for the Election of Directors, page 47

5.	Please expand your disclosure to explain in greater detail why you believe the proposal is “unnecessary.” In that regard, we note the shareholder proposal

March 28, 2006

does not limit the majority vote requirement to uncontested elections. Further, please clarify how the bylaws define uncontested.

The Proxy Statement has been revised to reflect your comments. Page 48 of the Proxy Statement now contains disclosure that explains how the Company’s bylaw majority vote standard provision is different from the stockholder proposal and how the Board of Directors believes the current bylaw provision is superior to the one sought in the stockholder proposal.

Participants in the Solicitation, page 55

6.	Please revise your disclosure to delete the ambiguous “may be deemed to be a ‘Participant’ language. Instead, explicitly identify all participants in the solicitation. Alaska Air’s directors, for example, are plainly defined as participants under Instruction 3(a)(ii) of Item 4 to Schedule 14A.

The Proxy Statement has been revised to reflect your comment that all participants be explicitly identified. Please see pages 55 and 56 of the Proxy Statement.

Additionally, the Company has reviewed the Proxy Statement and your comment letter and acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to my attention at (206) 392-5731. Alternatively, please feel free to contact either William Gleeson or Chris Visser at Preston Gates & Ellis LLP, each of whom can be reached at (206) 623-7580.

Sincerely,

/s/    Keith Loveless

Keith Loveless

Corporate Secretary and General Counsel